Aureus Greenway Holdings Inc.

2995 Remington Boulevard

Kissimmee, Florida 34744

Tel: (407) 344 4004

July 12, 2024

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

Washington, DC 20549

Attn: Ms. Kate Beukenkamp

Re: Aureus Greenway Holdings Inc.

Registration Statement on Form S-1

Filed July 3, 2024

File No. 333-280340

Dear Ms. Beukenkamp,

This letter is in response to your letter on July 11, 2024, in which you provided comments to the Registration Statement on Form S-1/A (the “Amended Registration Statement”) of Aureus Greenway Holdings Inc. (the “Company”) filed with the U.S. Securities and Exchange Commission on July 3, 2024. On the date hereof, the Company has submitted an Amendment No. 2 to the Registration Statement on Form S-1 (“Form S-1/A2”). We set forth below in bold the comments in your letter relating to the Registration Statement followed by our responses to the comments.

Registration Statement on Form S-1/A filed on July 3, 2024

Capitalization, Page 27

1.	Refer to your response to prior comment 2. You state the deferred offering costs of $512,068 are included in the amount of total listing expenses of $1,596,104 at March 31, 2024. It appears these deferred offering costs had been accrued and unpaid at that date, so it appears the pro forma as adjusted cash and cash equivalents amount should be less by $512,068 to pay for the costs from the net offering proceeds. Please advise and revise, as appropriate.

RESPONSE: We respectfully advise the Staff that the Company has revised the disclosures on page 27.

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact our securities counsel William S. Rosenstadt, Esq., Jason Ye, Esq. or Travis Grodin, Esq. of Ortoli Rosenstadt LLP at wsr@orllp.legal, jye@orllp.legal or tg@orllp.legal.

Sincerely,

/s/ ChiPing Cheung
ChiPing Cheung
Chief Executive Officer